                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 20)*

                        ZENITH NATIONAL INSURANCE CORP.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $1.00 PER SHARE
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   989390109
             -----------------------------------------------------
                                (CUSIP Number)

        Howard E. Steinberg, Senior Vice President and General Counsel
                    Reliance Financial Services Corporation
            Park Avenue Plaza, New York, NY 10055   (212) 909-1100
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  See Item 5
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No. 989390109                                            Page 2 of 4 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Reliance Financial Services Corporation
     IRS Employer's Identification No.: 51-0113548

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  / /
                                                                        (b)  / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  / /
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

 NUMBER OF           7  SOLE VOTING POWER
  SHARES                  6,574,445
BENEFICIALLY
  OWNED BY           8  SHARED VOTING POWER
   EACH
 REPORTING           9  SOLE DISPOSITIVE POWER
  PERSON                  6,574,445
   WITH
                     10 SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,574,445

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.2%

14  TYPE OF REPORTING PERSON*
      HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     The following information amends the information contained in the Schedule l3D and Amendments thereto previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Amendment.

Item 2.   Identity and Background.

     Item 2 of the Schedule 13D is hereby amended to reflect in the second paragraph thereof, that approximately 45.8% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family and affiliated trusts.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended as follows:

     According to the Issuer's Quarterly Report on Form l0-Q for the three month period ended June 30, 1995, the number of shares of the Security outstanding has decreased to 17,688,000. As a result, the 6,574,445 shares of the Security beneficially owned by Reliance Financial comprise approximately 37.2% of the Securities outstanding. Of the 6,574,445 shares of the Security beneficially owned by Reliance Financial, 6,496,225 shares are owned directly by RIC, 39,110 shares are owned directly by UPNY and 39,110 shares are owned directly by RNNY.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 1995

                              RELIANCE FINANCIAL SERVICES CORPORATION

                              By:      /s/ James E. Yacobucci
                                  ---------------------------------
                                         James E. Yacobucci
                                  Senior Vice President-Investments